                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                      FORM 11-K


(Mark One)

    [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
              EXCHANGE ACT OF 1934               [FEE REQUIRED]

For the fiscal year ended December 31, 1995



                                          or



    [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
              EXCHANGE ACT OF 1934               [NO FEE REQUIRED]


For the transition period from ____________________ to ____________________


Commission file number 0-7469



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                TJ INTERNATIONAL, INC.
                            PENSION & PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                TJ INTERNATIONAL, INC.
                                 200 E. Mallard Drive
                                     P.O. Box 65
                                   Boise, ID  83707

                                      SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               TJ International, Inc.
                                           Pension & Profit Sharing Plan
                                         ---------------------------------
                                                  (Name of Plan)


Date:    June 27, 1996                      /s/ Valerie A. Heusinkveld
       -----------------                 ---------------------------------
                                                    (Signature)
                                               Valerie A. Heusinkveld
                                                  Committee Member
                                            Pension & Profit Sharing Plan
                                               Administrative Committee

                      CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated April 9, 1996, included in this Form 11-K for the year ended December 31, 1995, into the Company's previously filed Registration Statement on Form S-8 (33-21870).

                                                           ARTHUR ANDERSEN LLP
                                                                          /S/


Boise, Idaho
  June 27, 1996

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
TJ International, Inc. Pension & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits and the statements of net assets available for benefits by fund (Supplemental Schedule 1) of the TJ International, Inc. Pension & Profit Sharing Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits and statements of changes in net assets available for benefits by fund (Supplemental Schedule 2) for the years then ended. These financial statements and the supplemental schedules are the responsibility of TJ International, Inc.'s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and Supplemental Schedules 1 and 2 referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules 3 and 4 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                           ARTHUR ANDERSEN LLP
                                                                          /S/



Boise, Idaho
  April 9, 1996

         TJ INTERNATIONAL, INC.
         PENSION & PROFIT SHARING PLAN
         FINANCIAL STATEMENTS
         AS OF DECEMBER 31, 1995 AND 1994

         TOGETHER WITH AUDITORS' REPORT

                                TJ INTERNATIONAL, INC.


                            PENSION & PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS




                                                         December 31,
                                                 ---------------------------
ASSETS                                               1995           1994
                                                 ------------   ------------

Investments, at current value                     $65,756,182    $55,537,490

Investments, at contract value                     18,402,734     19,806,752

Cash and cash equivalents                             235,964      2,918,742

Receivables:
  Employer contributions                              207,293      1,209,012
  Employee contributions                              370,392        429,173
  Interest and dividends                               55,016         48,690

Participant loans                                   2,649,820           -
                                                  -----------    -----------
                                                   87,677,401     79,949,859
                                                  -----------    -----------

LIABILITIES

Accrued management fees                               139,131        106,919

Other accounts payable                                233,302      2,187,998
                                                  -----------    -----------
                                                      372,433      2,294,917
                                                  -----------    -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS            $87,304,968    $77,654,942
                                                  ===========    ===========

              The accompanying notes and Supplemental Schedules 1 and 2
                 are an integral part of these financial statements.

                                TJ INTERNATIONAL, INC.


                            PENSION & PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS





                                                      For the Years Ended
                                                           December 31,
                                                  ---------------------------
                                                     1995            1994
                                                  -----------    ------------
Investment income:
  Interest income                                 $ 1,363,813     $ 1,207,021
  Dividend income                                     203,397         162,307
  Management fees and other                          (440,171)       (449,224)
                                                  -----------     -----------
                                                    1,127,039         920,104
                                                  -----------     -----------

Gain on disposition of investments, net             1,229,714       1,297,420
Unrealized appreciation (depreciation) of
  investments, net                                  9,769,453      (9,822,435)

Contributions:
  Employee                                          6,039,276       6,039,003
  Employer                                          2,778,319       3,454,531
                                                  -----------     -----------

                                                    8,817,595       9,493,534
                                                  -----------     -----------

Total additions                                    20,943,801       1,888,623

Plan benefit claims distributed during the year    (5,291,815)     (3,266,688)

Plan transfers and merger                          (6,001,960)        372,060
                                                  -----------     -----------

Net increase (decrease) during the year             9,650,026      (1,006,005)

Net assets available for plan benefits, beginning
  of year                                          77,654,942      78,660,947
                                                  -----------     -----------
Net assets available for plan benefits, end of
  year                                            $87,304,968     $77,654,942
                                                  ===========     ===========

              The accompanying notes and Supplemental Schedules 1 and 2
                 are an integral part of these financial statements.

                                TJ INTERNATIONAL, INC.


                            PENSION & PROFIT SHARING PLAN

                          NOTES TO THE FINANCIAL STATEMENTS


1.  PLAN DESCRIPTION:

The TJ International, Inc. Pension & Profit Sharing Plan (the Plan) is a defined contribution plan sponsored by TJ International, Inc. (the Company). The Plan is administered by an Administrative Committee (the Committee) appointed by the Company's Board of Directors. Substantially all eligible employees are participants in the Plan.

The following accounts are maintained by fund for each participant:

- -   An elective contribution account consisting of participant contributions in selected amounts between 2% to 15% of their compensation, limited to a maximum contribution as set by the Internal Revenue Service.

- -   A company matching account to which the Company makes a matching contribution equal to 100% of the first 2% of contributed compensation and 50% of the next 4% of contributed compensation to the elective contribution account.

- -   A profit sharing account consisting of an annual Company contribution which is determined by a formula based on the Company's annual net income with certain discretionary powers exercisable by the Company's Board of Directors. This contribution, as well as any forfeitures, is allocated using a formula based on participants' annual earnings and the number of vested years within the Plan. Effective in 1996, the allocation formula will be based solely on participants' annual earnings.

- -   A rollover contribution account consisting of participant contributions received from a previous employer sponsored qualified plan.

- -   An employee pre-1973 after tax contribution account consisting of participants' contributions made to the Plan prior to 1973.

Employee contributions and the related company matching contributions are credited to the participants' accounts as payrolls are processed throughout the year. The Company's profit sharing and forfeiture reallocation contributions are credited to the participants' accounts annually. The Company matching, profit sharing and forfeiture reallocation are subject to vesting provisions of the Plan as described in Note 5. Participants are always fully vested in their elective contribution, rollover contribution and pre-1973 after tax contribution account balances.

Effective January 1, 1995, the Company's Board of Directors amended the Plan to allow participants to borrow against their individual account balance and increased the Company's matching contributions to the Plan. The Company makes a matching contribution equal to 100% of the first 2% and 50% of the next 4% contributed to the elective contribution account. The Company's maximum matching contribution will be 4% of an employee's compensation.

The assets of the Plan are held in trust (the Trust) by West One Bank (the Trustee), Columbia Trust Company and U.S. Trust Company (Custodians).

Earnings or losses on the investments held by the Trust are allocated to the participants' accounts based on the beginning-of-quarter balances.

The Plan's investment managers have discretionary authority to apportion funds deposited under their contracts among various investments in the manner they believe to be consistent with the Committee's plan investment objectives. Additionally, certain investment criteria to be followed by the Trustee and Custodians regarding the temporary investment of assets has been established by the Committee. Each investment manager's performance is periodically reviewed and evaluated by the Committee.

Substantially all expenses of administration of the Plan, except for custodial fees, brokerage fees, management fees, taxes on security transactions and fifty percent of the employee record keeping fees, are paid by the Company.

The Plan obtained its latest determination letter on October 13, 1995, in which the Internal Revenue Service (IRS) stated that the Plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code.

2.  SIGNIFICANT ACCOUNTING POLICIES:

The Plan's financial statements have been prepared on the accrual basis of accounting and require the use of management's estimates. Contributions from the Company are recorded in conformity with the Company's funding policy and were received subsequent to year-end. The accrual basis of accounting requires that purchases and sales of securities be recorded on a trade date basis. Accordingly, dividends are accrued when declared, and allocated in conformity with the Plan policy. Benefits are recorded when paid.

Assets of the Plan are valued at fair value, except for the Investment Contract Fund, which is valued at contract value, and approximates fair market value at December 31, 1995 and 1994. Market value fluctuations in the Investment Contract Fund reflect changes in the effective yield on the underlying securities and have been included in interest income.

3.  INVESTMENTS:

The following is a brief description of the investment funds:

- -   The Investment Contract Fund seeks to provide a stable rate of return.  The
    Investment Contract Fund is a combination of individual guaranteed investment contracts ("GICs") and collectively invested GICs held by U.S. Trust Company and managed by Morley Capital Management, Inc., Portland, Oregon. The Investment Contract Fund invests in GICs issued by insurance companies and short-term investments. The contracts included in the financial statements are at contract value. Contract value represents contributions made under the contract, plus interest, less plan withdrawals and administrative expenses.

- -   The Balanced Fund seeks to protect principal against inflation through income and market appreciation. The investment objective of the Balanced Fund is to provide a positive annual rate of return and preservation of principal over a full market cycle. The Balanced Fund is invested as part of a collective investment fund held by Columbia Trust Company, Portland, Oregon, as custodian. The Balanced Fund may invest in stocks, bonds, and real estate, guaranteed investment contracts, short-term investments and other assets deemed appropriate by the fund investment manager.

- -   The Diversified Stock Fund seeks to provide market appreciation.  The investment objective of the Diversified Stock Fund is to provide maximum long-term investment growth over a full market cycle. The Columbia Trust Company is the investment manager of the Diversified Stock Fund. The Diversified Stock Fund is invested as part of a collective investment fund held by Columbia Trust Company, Portland, Oregon, as custodian. The Diversified Stock Fund invests in stocks and cash.

- -   The TJ International Common Stock Fund seeks to allow participants to share in the performance of the Company through equity ownership. This fund is invested in shares of Company common stock and short-term investments which are held by the Trustee.

The following investments exceed 5% of net assets available for plan benefits:



                                                                       December 31,
                                                                --------------------------
          Fund                        Investment                   1995           1994
- ------------------------   -----------------------------------  -----------    -----------

Investment Contract Fund  U.S. Trust Company - U.S. Trust
                           Preservation Fund, 422,520 and
                           513,333 participation units, for
                           1995 and 1994, respectively,
                           interest rates and due dates
                           variable                             $11,018,054    $12,577,172

Balanced Fund             Columbia Trust Company - Balanced
                           Fund, 3,483,744 participation units   28,104,203     23,631,595

Diversified Stock Fund    Columbia Trust Company - Diversified
                           Stock Fund, 1,872,716 and 3,656,523
                           participation units for 1995 and
                           1994, respectively                    21,183,663     15,346,938

TJ International Common
  Stock Fund              890,179 and 932,899 shares common
                           stock, for 1995 and 1994,
                           respectively                          16,468,316     16,558,957



At December 31, 1995, the Plan held $652,528 related to a GIC issued by Confederation Life. In August 1994, Confederation Life was seized by Canadian insurance regulators. Simultaneously, the United States operations of Confederation Life were taken over by regulators in Michigan and Georgia, who are attempting to rehabilitate those operations. The United States regulators have issued a statement indicating that they anticipate full contract value, at the date Confederation Life was seized, to be preserved. The balance recorded on this contract at December 31, 1995 represents the contract's principal amount plus accrued interest through the date of seizure. No interest has been accrued on the contract subsequent to the seizure date.

At December 31, 1995 and 1994, the Investment Contract Fund invested in insurance contracts with stated interest rates ranging from 7.15% to 8.77%. The effective yields during these periods were 6.62% and 6.21%, respectively.

4.  CONTRIBUTIONS:

Participants in the Plan may make elective contributions to any of the investment options. Effective October 1, 1994, the Company's matching contributions are invested based on the participant elective contributions.

The Company's annual profit sharing contributions, if any, are invested based on the participant elective contributions. The Company made profit sharing contributions of $0 and $1,000,900 for 1995 and 1994, respectively. The Company's Board of Directors, as allowed by the Plan, directed the contributions to be distributed to the Employee Stock Ownership Plan in 1995, and to be evenly divided between the Plan and the Company's Employee Stock Ownership Plan in 1994.

As of December 31, 1995 and 1994, there were approximately 2,046 and 2,245 participants in the Plan, respectively, some of whom have elected to invest in more than one fund. The approximate number of participants investing in each fund was:

                                                 December 31,
                                             -------------------
                                               1995       1994
                                             --------   --------

         Investment Contract Fund                873        958
         Balanced Fund                         1,119      1,201
         Diversified Stock Fund                  951        918
         TJ International Common Stock Fund      912        918

5.  VESTING:

Upon termination of employment, participants are entitled to receive their elective contributions, their rollover contributions, their pre-1973 after tax contributions and their vested portion of the Company's contributions, their rollover contributions, as adjusted by allocated earnings or losses resulting from plan investments. Participants become vested as follows:

         Completed Years          7 or                           2 or
         of Vesting Service       more    6     5     4     3    less
        --------------------     ------------------------------------

         Vested Percentage        100%   80%   60%   40%   20%    0%

In the event of termination of employment prior to the completion of seven years of vested service for any reason other than retirement, death or disability, a participant forfeits the non-vested portion in his or her account balance. The Plan's break in service provisions provide that the forfeiture of non-vested participant's account balance and credited years of service will occur in the year that plan participation ceases. However, if the participant returns to active participation before the fifth consecutive one-year break in service, the non-vested account balance will be reinstated to the participant's account. A one-year break in service is a plan year in which a participant is credited with 500 or less hours of service. These forfeitures, totaling $656,172 and $392,189 in 1995 and 1994, respectively, are allocated to the remaining participants in the Plan. In addition, the Plan had $112,653 and $66,787 of unallocated forfeitures as of December 31, 1995 and 1994, respectively.

In the event of a Plan termination, the accounts of all participants affected by such termination shall become fully vested and thereafter not subject to forfeiture.

6.  PLAN TRANSFERS AND MERGER:

In compliance with the Tax Reform Act of 1986, the Company's Employee Stock Ownership Plan (ESOP) participants age 55 or older and with at least ten years of ESOP participation must be allowed the opportunity to diversify their investment from Company stock to a minimum of three investment options. Accordingly, eligible ESOP participants may elect to transfer all or a portion of their account balance to the four investment options in the Plan. Eligible participants elected to transfer their account balances totaling $173,326 and $372,060 in 1995 and 1994, respectively, from the ESOP to the Plan.

Effective April 1, 1995, the accounts of the Norco Windows, Inc. employees were merged into the replacement Outlook Window 401(k) Plan. The Plan transferred $6,175,286 into the replacement Outlook Window 401(k) Plan.

7.  SUBSEQUENT EVENT:

Effective January 1, 1996, the Pension & Profit Sharing Plan was renamed the TJ International, Inc. Investment Plan (TIP). Effective in April 1996, the assets of the Employee Stock Ownership Plan were merged into the TIP and Fidelity Investments became the investment manager, trustee and recordkeeper for the new consolidated investment plan. Also effective in April 1996, the number of investment options was increased from four funds to six funds and the Company began making its matching contribution in TJ International, Inc. common stock.

8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                         December 31,
                                                 ----------------------------
                                                     1995            1994
                                                 ------------    ------------

Net assets available for benefits per the
  financial statements                            $87,304,968     $77,654,942
Amounts allocated to withdrawing participants         912,116         573,192
                                                  -----------     -----------

Net assets available for benefits per the
  Form 5500                                       $86,392,852     $77,081,750
                                                  ===========     ===========

The following is a reconciliation of benefits paid to participants per the financial statement to the Form 5500:

                                                                   1995
                                                                ----------

Benefits paid to participants per the financial statements      $5,291,815
Add:  Amounts allocated to withdrawing participants at
  December 31, 1995                                                912,116
Less:  Amounts allocated to withdrawing participants at
  December 31, 1994                                               (573,192)
                                                                ----------
Benefits paid to participants per the Form 5500                 $5,630,739
                                                                ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but have not been paid as of that date.

                                     RESERVED FOR


                                                      SUPPLEMENTAL SCHEDULE 1
                                TJ INTERNATIONAL, INC.


                                   EIN:  82-0250992
                            PENSION & PROFIT SHARING PLAN
                                   PLAN NUMBER 002
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                 FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                TJ INTERNATIONAL, INC.

                                   EIN:  82-0250992
                            PENSION & PROFIT SHARING PLAN
                                   PLAN NUMBER 002
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                           AS OF DECEMBER 31, 1995 AND 1994



                                                           Participant Directed
                                  ------------------------------------------------------------------------
                                  Investment                                   TJ International
                                   Contract       Balanced      Diversified         Common         Participant
As of December 31, 1995              Fund            Fund       Stock Fund        Stock Fund          Loans         Total Plan
- -----------------------           -----------    -----------    -----------    ----------------    -----------     ------------

ASSETS
Investments, at current value     $      -       $28,104,203    $21,183,663        $16,468,316     $      -         $65,756,182
Investment, at contract value      18,402,734           -              -                  -               -          18,402,734
Cash and cash equivalents              60,963         86,307         70,545             18,149            -             235,964
Receivables:
  Employer contributions               45,765         61,637         47,635             52,256            -             207,293
  Employee contributions               78,665        115,660         85,381             90,686            -             370,392
  Interest and dividends                4,435            618            552             49,411            -              55,016
  Due (to) from other funds          (293,745)       (14,576)        43,894             86,683         177,744             -
Participant loans                        -              -              -                  -          2,649,820        2,649,820
                                  -----------    -----------    -----------        -----------     -----------      -----------
                                   18,298,817     28,353,849     21,431,670         16,765,501       2,827,564       87,677,401
                                  -----------    -----------    -----------        -----------     -----------      -----------
LIABILITIES
  Accrued management fees              18,325         63,877         48,293              8,636            -             139,131
  Other accounts payable                 -              -              -                   102         233,200          233,302
                                  -----------    -----------    -----------        -----------     -----------      -----------
                                       18,325         63,877         48,293              8,738         233,200          372,433
                                  -----------    -----------    -----------        -----------     -----------      -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                        $18,280,492    $28,289,972    $21,383,377        $16,756,763     $ 2,594,364      $87,304,968
                                  ===========    ===========    ===========        ===========     ===========      ===========




                                  Investment                                   TJ International
                                   Contract       Balanced      Diversified         Common         Participant
As of December 31, 1994              Fund            Fund       Stock Fund        Stock Fund          Loans         Total Plan
- -----------------------           -----------    -----------    -----------    ----------------    -----------     ------------

ASSETS
Investments, at current value     $     -        $23,631,595    $15,346,938        $16,558,957     $      -         $55,537,490
Investments, at contract value     19,806,752           -              -                  -               -          19,806,752
Cash and cash equivalents             272,394      1,100,539      1,542,709              3,100            -           2,918,742
Receivables:
  Employer contributions              271,729        393,491        250,327            293,465            -           1,209,012
  Employee contributions               99,852        133,868         93,177            102,276            -             429,173
  Interest and dividends                1,048          1,278          1,414             44,950            -              48,690
  Due (to) from other funds            79,841       (950,361)    (1,471,971)         2,342,491            -                -
                                  -----------    -----------    -----------        -----------     ------------     -----------
                                   20,531,616     24,310,410     15,762,594         19,345,239            -          79,949,859
                                  -----------    -----------    -----------        -----------     ------------     -----------
LIABILITIES
  Accrued management fees              20,686         49,782         33,193              3,258            -             106,919
  Other accounts payable                 -              -              -             2,187,998            -           2,187,998
                                  -----------    -----------    -----------        -----------     ------------     -----------
                                       20,686         49,782         33,193          2,191,256            -           2,294,917
                                  -----------    -----------    -----------        -----------     ------------     -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                        $20,510,930    $24,260,628    $15,729,401        $17,153,983     $      -         $77,654,942
                                  ===========    ===========    ===========        ===========     ============     ===========


                                    RESERVED FOR
                                                      SUPPLEMENTAL SCHEDULE 2
                                TJ INTERNATIONAL, INC.


                                   EIN:  82-0250992
                            PENSION & PROFIT SHARING PLAN
                                   PLAN NUMBER 002
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                 FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                TJ INTERNATIONAL, INC.

                                   EIN:  82-0250992
                            PENSION & PROFIT SHARING PLAN
                                   PLAN NUMBER 002
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                    FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994



                                                           Participant Directed
                                  ------------------------------------------------------------------------
                                  Investment                                   TJ International
For the Year Ended                 Contract       Balanced      Diversified         Common         Participant
December 31, 1995                    Fund            Fund       Stock Fund        Stock Fund          Loans         Total Plan
- -----------------                 -----------    -----------    -----------    ----------------    -----------     ------------

Investment income:
  Interest income                 $ 1,221,553    $    13,215    $    14,722         $    9,915      $  104,408      $ 1,363,813
  Dividend income                        -              -              -               203,397            -             203,397
  Management fees and other           (64,548)      (210,469)      (150,111)           (15,043)           -            (440,171)
Gain on disposition of
  investments, net                       -           853,248        376,466               -               -           1,229,714
Unrealized appreciation of
  investments, net                       -         4,728,413      4,382,284           658,756             -           9,769,453
Contributions:
  Employee                          1,195,500      1,789,697      1,494,281         1,559,798             -           6,039,276
  Employer                            604,053        810,118        641,076           723,072             -           2,778,319
Plan benefit claims distributed
  during the year                  (2,078,552)    (1,554,487)      (668,325)         (769,366)        (221,085)      (5,291,815)
Loans initiated, net of
  repayments and interest            (522,014)    (1,028,590)      (438,025)         (722,412)       2,711,041             -
Transfers among funds, net           (124,848)       269,785      1,087,989        (1,232,926)            -                -
Plan merger and transfers          (2,461,582)    (1,641,586)    (1,086,381)         (812,411)            -          (6,001,960)
                                  -----------    -----------    -----------       -----------      -----------      -----------
Net increase (decrease) during
  the year                         (2,230,438)     4,029,344      5,653,976          (397,220)       2,594,364        9,650,026

Net assets available for plan
  benefits, beginning of year      20,510,930     24,260,628     15,729,401        17,153,983             -          77,654,942
                                  -----------    -----------    -----------       -----------      -----------      -----------

Net assets available for plan
  benefits, end of year           $18,280,492    $28,289,972    $21,383,377       $16,756,763      $ 2,594,364      $87,304,968
                                  ===========    ===========    ===========       ===========      ===========      ===========




                                  Investment                                   TJ International
For the Year Ended                 Contract       Balanced      Diversified         Common         Participant
December 31, 1994                    Fund            Fund       Stock Fund        Stock Fund          Loans         Total Plan
- -----------------                 -----------    -----------    -----------    ----------------    -----------     ------------

Investment income:
  Interest income                 $ 1,194,837    $     4,682    $     6,327       $     1,175      $      -         $ 1,207,021
  Dividend income                        -              -              -              162,307             -             162,307
  Management fees and other           (87,584)      (210,335)      (135,372)          (15,933)            -            (449,224)
Gain on disposition of
  investments, net                       -           718,563        578,857              -                -           1,297,420
Unrealized depreciation of
  investments, net                       -          (698,132)      (374,976)       (8,749,327)            -          (9,822,435)
Contributions:
  Employee                          1,167,735      1,926,210      1,478,514         1,466,544             -           6,039,003
  Employer                          2,241,285        503,778        329,135           380,333             -           3,454,531
Plan benefit claims distributed
  during the year                  (1,421,536)      (988,167)      (397,056)         (459,929)            -          (3,266,688)
Transfers among funds, net           (877,715)    (2,703,367)    (1,100,795)        4,681,877             -                -
Plan merger and transfers                 859            859           -              370,342             -             372,060
                                  -----------    -----------    -----------       -----------      -----------      -----------
Net increase (decrease) during
  the year                          2,217,881     (1,445,909)       384,634        (2,162,611)            -          (1,006,005)

Net assets available for plan
  benefits, beginning of year      18,293,049     25,706,537     15,344,767        19,316,594             -          78,660,947
                                  -----------    -----------    -----------       -----------      -----------      -----------

Net assets available for plan
  benefits, end of year           $20,510,930    $24,260,628    $15,729,401       $17,153,983      $      -         $77,654,942
                                  ===========    ===========    ===========       ===========      ===========      ===========


                                                      SUPPLEMENTAL SCHEDULE 3


                                TJ INTERNATIONAL, INC.

                                   EIN:  82-0250992
                            PENSION & PROFIT SHARING PLAN
                                   PLAN NUMBER 002
                               INVESTMENT CONTRACT FUND
             ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1995



                                                                                           Current
  Identity of Issue               Description of Investment              Cost               Value
- --------------------------------------------------------------------------------------------------------

                             Cash                                    $     2,799         $     2,799
                                                                     ===========         ===========
SEI Financial                SEI Daily Income Trust - Prime
 Services Company             Obligation Portfolio, 58,164
                              participation units, interest rates
                              and due dates variable                 $    58,164         $    58,164
                                                                     ===========         ===========

Confederation Life (1)       Guaranteed investment contract
                              number 62513, 8.77% rate of return,
                              July 2, 1996 maturity date             $   652,528         $   652,528

First Allmerica              Guaranteed investment contract number
 Financial Life               GA-92175-A, 7.55% rate of return,
                              December 28, 1997 maturity date          1,063,131           1,063,131

Life of Virginia             Guaranteed investment contract number
                              2554A, 7.63% rate of return,
                              February 28, 1997 maturity date            662,023             662,023

New York Life                Guaranteed investment contract number
                              GA-30214-1, 7.15% rate of return,
                              August 29, 1997 maturity date              365,342             365,342

New York Life                Guaranteed investment contract number
                              GA-30214-2, 7.15% rate of return,
                              August 28, 1998 maturity date              365,342             365,342

New York Life                Guaranteed investment contract number
                              GA-30214-3, 7.15% rate of return,
                              August 27, 1999 maturity date              365,342             365,342



(1) In August 1994, Confederation Life was seized by Canadian insurance regulators. Simultaneously, the United States operations of Confederation Life were taken over by regulators in Michigan and Georgia, who are attempting to rehabilitate those operations. The United States regulators have issued a statement indicating that they anticipate full contract value, at the date Confederation Life was seized, to be preserved. The balance recorded on this contract at December 31, 1995 represents the contract's principal amount plus accrued interest through the date of seizure. No interest has been accrued on the contract subsequent to the seizure date.

                                                      SUPPLEMENTAL SCHEDULE 3

                                TJ INTERNATIONAL, INC.


                                   EIN:  82-0250992
                            PENSION & PROFIT SHARING PLAN
                                   PLAN NUMBER 002
                               INVESTMENT CONTRACT FUND
             ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1995



                                                                                          Current
   Identity of Issue              Description of Investment            Cost                Value
- ---------------------------------------------------------------------------------------------------

Principal Mutual             Guaranteed investment contract number
                              GA4-14925, 7.92% rate of return,
                              December 10, 1999 maturity date          1,097,787         1,097,787

Protective Life              Guaranteed investment contract number
                              GA-556, 8.73% rate of return,
                              March 2, 1996 maturity date                874,090           874,090

Safeco Life Insurance Co.    Guaranteed investment contract number
                              LP-133970, 8.54% rate of return,
                              May 15, 1996 maturity date                 511,387           511,387

Sun Life Assurance           Guaranteed investment contract number
                              S-0717-G, 8.7% rate of return,
                              September 2, 1996 maturity date            727,701           727,701

U.S. Trust Company *         U.S. Trust Preservation Fund 422,520
                              participation units, interest rates
                              and due dates variable                  11,018,054        11,018,054

Fidelity Investments         Fidelity Income Portfolio Fund 700,000
                              participation units, interest rates
                              and due dates variable                     700,000           700,000

U.S. Trust Company *         U.S. Trust Money Market Fund 7
                              participation units, interest rates
                              and due dates variable                           7                 7
                                                                     -----------       -----------
                             Total Investment Contract Fund
                              investments                            $18,402,734       $18,402,734
                                                                     ===========       ===========



*   Known party-in-interest

                                                      SUPPLEMENTAL SCHEDULE 3


                                TJ INTERNATIONAL, INC.


                                   EIN:  82-0250992
                            PENSION & PROFIT SHARING PLAN
                                   PLAN NUMBER 002
                                    BALANCED FUND
             ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1995



                                                                                           Current
Identity of Issue                 Description of Investment          Cost                   Value
- -------------------------------------------------------------------------------------------------------

                             Cash                               $       632              $       632
                                                                ===========              ===========
SEI Financial                SEI Daily Income Trust - Prime
 Services Company             Obligation Portfolio, 85,675
                              participation units, interest
                              rates and due dates variable      $    85,675              $    85,675
                                                                ===========              ===========

Columbia Trust Company *     Balanced Fund, 3,483,744
                              participation units               $15,384,877              $28,104,203
                                                                ===========              ===========



*   Known party-in-interest.

                                                      SUPPLEMENTAL SCHEDULE 3


                                TJ INTERNATIONAL, INC.


                                   EIN:  82-0250992
                            PENSION & PROFIT SHARING PLAN
                                   PLAN NUMBER 002
                                DIVERSIFIED STOCK FUND
             ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1995



                                                                                       Current
Identity of Issue                 Description of Investment          Cost               Value
- --------------------------------------------------------------------------------------------------

                             Cash                               $     7,632         $     7,632
                                                                ===========         ===========
SEI Financial                SEI Daily Income Trust - Prime
 Services Company             Obligation Portfolio, 62,913
                              participation units, interest
                              rates and due dates variable      $    62,913         $    62,913
                                                                ===========         ===========

Columbia Trust Company *     Diversified Stock Fund,
                              1,872,716 participation units     $10,363,145         $21,183,663
                                                                ===========         ===========



*   Known party-in-interest.

                                                      SUPPLEMENTAL SCHEDULE 3

                                TJ INTERNATIONAL, INC.


                                   EIN:  82-0250992
                            PENSION & PROFIT SHARING PLAN
                                   PLAN NUMBER 002
                          TJ INTERNATIONAL COMMON STOCK FUND
             ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1995



                                                                                       Current
Identity of Issue                 Description of Investment          Cost               Value
- -------------------------------------------------------------------------------------------------

                             Cash                               $     2,655         $     2,655
                                                                ===========         ===========
SEI Financial                SEI Daily Income Trust - Prime
 Services Company             Obligation Portfolio 15,494
                              participation units, interest
                              rates and due dates variable      $    15,494         $    15,494
                                                                ===========         ===========

TJ International, Inc. *     890,179 shares common stock        $16,048,180         $16,468,316
                                                                ===========         ===========


*   Known party-in-interest

                                     RESERVED FOR
                                                      SUPPLEMENTAL SCHEDULE 4
                                TJ INTERNATIONAL, INC.


                                   EIN:  82-0250992
                            PENSION & PROFIT SHARING PLAN
                                   PLAN NUMBER 002
           ITEM 30(d) - SCHEDULE OF TRANSACTIONS OR SERIES OF TRANSACTIONS
                 IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
                         FOR THE YEAR ENDED DECEMBER 31, 1995

                                                      SUPPLEMENTAL SCHEDULE 4
                                TJ INTERNATIONAL, INC.


                                   EIN:  82-0250992
                            PENSION & PROFIT SHARING PLAN
                                   PLAN NUMBER 002
                   ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1995




                     Description                  Total       Total              Expenses                Current Value   Net
                   Assets, Interest    Number     Dollar      Dollar             Incurred                of Assets on    Gain
Identity of Party     Rate and           of      Value of    Value of    Lease    with         Cost of   Transaction     or
     Involved       Maturity Date   Transactions Purchases    Sales      Rental Transactions    Assets       Date       (Loss)
- -----------------   ---------------- ------------ ---------   --------    ------ ------------   -------   -------------  ------

SEI Financial      SEI Daily Income
 Services Company   Trust - Prime
                    Obligation
                    Portfolio,
                    interest rates
                    and maturity
                    dates variable      184      $21,795,989 $      -     N/A   $  -         $21,795,989 $21,795,989   $   -

SEI Financial      SEI Daily Income
 Services Company   Trust - Prime
                    Obligation
                    Portfolio,
                    interest rates
                    and maturity
                    dates variable      141      $      -    $24,485,486  N/A   $  -         $24,485,486 $24,485,486   $   -

